NewsRelease TC Energy announces South Bow’s closing of $7.9 billion Notes Offering for Liquids Pipelines spinoff CALGARY, Alberta — Aug. 28, 2024 — News Release — TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today that South Bow Corporation (South Bow) has closed a notes offering of approximately $7.9 billion Canadian-dollar equivalent in aggregate principal amount (the Notes Offering) related to the spinoff of TC Energy's Liquids Pipelines business (the spinoff Transaction). Establishing the independent, investment-grade debt capital structure was met with strong market interest and is one of the final milestones required to consummate the spinoff Transaction, which remains on track to close early in the fourth quarter of 2024. The Notes Offering is comprised of: • US$700 million in aggregate principal amount of 4.911 per cent senior unsecured notes that will mature on Sept. 1, 2027 (the 2027 Notes); US$1,000 million in aggregate principal amount of 5.026 per cent senior unsecured notes that will mature on Oct. 1, 2029 (the 2029 Notes); US$1,250 million in aggregate principal amount of 5.584 per cent senior unsecured notes that will mature on Oct. 1, 2034 (the 2034 Notes); and US$700 million in aggregate principal amount of 6.176 per cent senior unsecured notes that will mature on Oct. 1, 2054 (the 2054 Notes). • C$450 million in aggregate principal amount of 4.323 per cent senior unsecured notes that will mature on Feb. 1, 2030 (the 2030 Notes); C$500 million in aggregate principal amount of 4.616 per cent senior unsecured notes that will mature on Feb. 1, 2032 (the 2032 Notes); and C$500 million in aggregate principal amount of 4.933 per cent senior unsecured notes that will mature on Feb. 1, 2035 (the 2035 Notes). • US$450 million in aggregate principal amount of 7.625 per cent junior subordinated notes that will mature on March 1, 2055 (the Series 1 Notes) and US$650 million in aggregate principal amount of 7.500 per cent junior subordinated notes that will mature on March 1, 2055 (the Series 2 Notes and, together with the 2027 Notes, the 2029 Notes, the 2030 Notes, the 2032 Notes, the 2034 Notes, the 2035 Notes, the 2054 Notes, and the Series 1 Notes, the Notes). The Notes were issued by South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC, which will, upon completion of the spinoff Transaction, be wholly owned subsidiaries of South Bow. The net proceeds of the Notes Offering were placed into escrow pending the completion of the spinoff Transaction. Upon completion of the spinoff Transaction, the escrowed funds will be released to South Bow and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries. Separately, South Bow established a C$2.0 billion four-year senior unsecured revolving credit facility (the Facility) in the third quarter of 2024, which will become available upon completion of the spinoff Transaction. The Facility will be used for committed EXHIBIT 99.1 capital expenditures and other general corporate purposes and will provide significant liquidity for South Bow. The Notes will be subject to a special mandatory redemption or repurchase, as applicable, if (i) the spinoff Transaction is not consummated on or prior to March 31, 2025, or (ii) South Bow delivers notice to the escrow agent and the trustee for the Notes prior to such date advising that it is no longer pursuing the consummation of the spinoff Transaction, as further described in the terms of the Notes. The Notes and the related guarantees have not been registered under the Securities Act of 1933, as amended (the Securities Act) or any state securities laws and were offered in reliance upon exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes and the guarantees thereof were offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-US persons outside the United States in reliance on Regulation S under the Securities Act. The Notes were offered and sold in Canada on a private placement basis to "accredited investors" pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. The Notes have not been and will not be qualified for distribution to the public under applicable Canadian securities laws. This news release does not constitute an offer to sell, or the solicitation of an offer to buy, the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful. South Bow Virtual Corporate Update South Bow will host a corporate update via live broadcast on Monday, Sept. 9, 2024, beginning at 8 a.m. (MDT) / 10 a.m. (EDT), where members of South Bow's management team and intended board of directors will provide an overview of South Bow's business and strategic priorities. The presentation can be accessed directly at https://my.400.lumiconnect.com/r/participant/live- meeting/400-357-322-809, or on South Bow's website at www.southbow.com/investors. The presentation will be archived and accessible for replay following the live event. About South Bow South Bow, which is expected to be a standalone company early in the fourth quarter of 2024, safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure. TC Energy shareholders approved the spinoff Transaction in June 2024. The spinoff Transaction is expected to unlock South Bow's unrivalled market position, connecting Alberta crude oil supplies to US refining markets in Illinois, Oklahoma, and the US Gulf Coast. We take pride in what we do – providing safe and reliable transportation to North America's highest demand markets. To learn more, visit us at www.SouthBow.com. About TC Energy We're a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we're delivering solutions to the world's toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It's all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com. Forward-looking Information This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", or other similar words. Forward-looking statements in this document may include, but are not limited to, statements on expectations with respect to: the Notes Offering, including the use of the net proceeds therefrom; the Facility, including the uses and benefits thereof; the spinoff Transaction, including the timing thereof; and TC Energy and South Bow following the completion of the spinoff Transaction. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy, South Bow and their respective subsidiaries, including management's assessment of TC Energy's, South Bow's and their respective subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, readers should not put undue reliance on forward-looking information. TC Energy does not update its forward-looking information due to new information or future events, unless required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2023 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the US Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522